August 13, 2010

VIA FACSIMILE AND EDGAR SUBMISSION
(202) 772-9202

Division of Corporation Finance
Securities and Exchange Commission
Attn: Linda Cvrkel
Branch Chief Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Pope Resources, A Delaware Limited Partnership

Dear Ms. Cvrkel:

We are in receipt of your letter dated July 15, 2010 to Mr. David L. Nunes regarding the Form 10-K for the year ended December 31, 2009 of Pope Resources, A Delaware Limited Partnership (the “Partnership”).

Comment 1: We note from page 35 that during 2008 the partnership changed its definition of “merchantable” to 35 year and older timber from 40 year and older from previous years.  As these changes in estimated merchantable timber appear to be changes in accounting estimates, please revise future filings to disclose the impact of these changes in estimates on the partnership’s income from continuing operations, net income, and earnings per share as required by ASC 250-10-50-4.

ASC 250-10-50-4 refers to disclosure of matters material to the period of change.  The result of changing the definition of merchantable timber from 35-year-and-older to 40-year-and-older was disclosed in the 2007 Annual Report on Form 10-K.  The disclosure was not repeated in future periods as the amounts continued to be immaterial.

Comment 2: We note from the discussion in the first paragraph on page 40 that the Monte-Carlo simulation model by which the company estimates the environmental liability at the Port Gamble, Washington site was updated at December 31, 2009 and indicated a range of potential liability from $145,000 to $2.9 million which represents a two standard deviation range from the mean of possible outcomes generated by the statistical modeling process used to estimate the liability.  Please reconcile the amounts of this range of liability as discussed on page 40 with the $816,000 to $4.5 million range of liability discussed in the second paragraph of Note 10 on page 73.  Please advise or revise as appropriate.

The ranges disclosed were as of different dates.  The range of potential liability at 2009 was $145,000 to $2.9 million and the range of potential liability at 2008 was $816,000 to $4.5 million.  In our recently filed Form 10-Q for the quarter ended June 30, 2010 we updated to this range of potential liability (see pages 15 and 32 of said report).  We expect to provide further updates as to ranges and estimates if, and to the extent, material changes occur.

Division of Corporation Finance
Securities and Exchange Commission
August 13, 2010

Comment 3: We refer to your presentation of the debt to total capitalization ratio. In future filings, please revise to include exhibit 12 detailing your calculation of such ratio in accordance with Regulation S-K, Item 601(B)(12).

The debt used to calculate the debt-to-total-capitalization ratio is not registered and, as such, we do not believe an Exhibit 12 is required pursuant to Items 601(B)(12) and 503(d) of Regulation S-K.

Comment 4: We refer to your response dated May 27, 2008 in connection with the staff’s review of the December 31, 2007 10-K.  Given that the partnership previously confirmed that separate disclosure of each ownership class would be provided in future filings, please revise the equity section of the balance sheet to distinguish between amounts ascribed to each ownership class in all future filings.

The following disclosure was added to Footnote 1 in response to the staff’s comment in 2008 to disclose each ownership class:

General Partner
The Partnership has two general partners: Pope MGP, Inc. and Pope EGP, Inc.  In total these two entities own 60,000 partnership units.  The allocation of distributions and income between the general and limited partners is pro rata among all units outstanding.

However, the Partnership agrees to disclose this on the face of the balance sheet prospectively.  Following is the equity section of the balance sheet as provided on page 4 of our June 30, 2010 Quarterly Report on Form 10-Q which will also be included in future filings:

Partners' capital and noncontrolling interests:
Partners' capital:
General partners' capital (units outstanding 60 and 60)	1,083	1,103
Limited partners' capital (units outstanding 4,487 and 4,460)	81,019	82,023
Noncontrolling interests	70,693	70,931
Total partners' capital and noncontrolling interests	152,795	154,057
Total liabilities, partners' capital, and noncontrolling interests	$187,808	$187,056

Division of Corporation Finance
Securities and Exchange Commission
August 13, 2010

Comment 5: We note that a waiver was obtained from the company’s mortgage lender for the cash flow coverage ratio beginning with the fourth quarter of 2008 through and including the fourth quarter of 2010.  Please tell us the nature of the covenant violation and explain how such violation will impact the classification of the related debt as of December 31, 2008 and 2009.  As part of your response, please indicate the next measurement date for this covenant as well as the likelihood that the partnership will be able to comply with the covenant at the next measurement date. Refer to the guidance outlined in ASC 470-10-45-1.

As disclosed in the Annual Report on Form 10-K, management requested and received a modification of the debt covenant in advance of a planned reduction in 2009 harvest below our sustainable harvest level.  This was undertaken prospectively so that we could avoid a potential future violation of the cash-flow-coverage-ratio covenant resulting from the strategic decision to defer a portion of our annual sustainable harvest.  Absent a waiver by the lender, we had both the legal and practical ability to avert a covenant violation by continuing to harvest our sustainable level.  As such, there were no violations of debt covenants that would impact classification of debt at December 31, 2008 and 2009.  Management considered the likelihood to be probable that the Partnership would be able to comply with the covenant at each subsequent quarterly measurement date.  Additionally, the mortgages for which this modification was obtained were retired in September of 2009 and April 2010.

Comment 6: We note that in connection with a new term loan, the limit on the partnership’s revolving line of credit with Northwest Farm Credit Services was reduced from $40 million to $35 million.  Please tell us if any related deferred loan costs were written off with regard to the reduction of the amount of the credit facility in accordance with ASC 470-50-40-21.  If not, please explain why.

Unamortized loan fees related to the revolving line of credit as of December 31, 2009 were less than $10,000.  ASC 470-50-40-21 would have required a write-off of 13% of the $10,000, or $1,250, pursuant to the aforementioned $5 million reduction in borrowing capacity.  We did not write off these costs or adjust the loan cost amortization schedule as the amount was inconsequential.

Comment 7: We note that the partnership has considerable fluctuations in the quarterly data during both 2008 and 2009.  Please revise your disclosure in future filings to explain the reason(s) for the fluctuations.  Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect of the nature of year-end or other adjustments which are material to the results of that quarter.  Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

The reasons for the fluctuations are disclosed in each quarterly filing (e.g., conservation easement sales and increase/decrease in harvest volumes).  Further, there have been no extraordinary, unusual, or infrequently occurring items except as disclosed in accordance with Item 302(a)(3).

Division of Corporation Finance
Securities and Exchange Commission
August 13, 2010

Comment 8: We note from the discussion in the last paragraph on page 95 that noncontrolling interest payments represent Pope MGP, Inc.’s profit-sharing interest in the IPMB.  We also note that net income from IPMB is paid 80% to ORM Inc. and 20% to Pope MGP, Inc. until net income from the IPMB reaches $7.0 million in a fiscal year, at which time income will be allocated evenly between ORM Inc. and Pope MGP, Inc.  As no discussion of these matters has been provided in the notes to the company’s financial statements or elsewhere in the filing, please explain if and how such noncontrolling interest payments are reflected in the consolidated financial statements. If these payments are not reflected in the consolidated financial statement, please explain why.

The Investor Portfolio Management Business (IPMB) has not generated income since 2006.  As a result, noncontrolling interest payments made to Pope MGP, Inc. were $ - in 2007, 2008, and 2009.  For periods in which no such payments are made in the future, we will include a statement to that effect in our Annual Report on Form 10-K under “Certain Relationships and Related Transactions.”

***

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed below in greater detail, the Partnership respectfully requests that the Staff accept the explanations and proposed changes to future filings described in this letter in lieu of the filing of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2009.

Set forth below are your comments (numbered to correspond to your comment letter) followed by our response on behalf of the Partnership.

Thank you for providing the Partnership with the opportunity to respond to your comments. Please do not hesitate to contact me at (360) 394-0520 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

/s/Thomas M. Ringo

Thomas M. Ringo
Vice President and Chief Financial Officer